Filed Pursuant to Rule (424)(b)(3)
PROSPECTUS SUPPLEMENT NO. 30	Registration No. 333-257930
(to Prospectus dated August 12, 2021)

ASTRA SPACE, INC.

Primary Offering Of

15,333,303 Shares of Class A Common Stock

Secondary Offering of

189,026,575 Shares of Class A Common Stock

This prospectus supplement amends and supplements the prospectus dated August 12, 2021 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (No. 333-257930). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 22, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement also relate to the offer and sale, from time to time, by the selling securityholders named in this prospectus (the “Selling Securityholders”), or any of their permitted transferees, of (i) up to an aggregate of 20,000,000 shares of our Class A common stock that were issued to certain investors (collectively, the “PIPE Investors”) in a private placement in connection with the closing of the Business Combination (as defined herein); (ii) 7,500,000 shares of Class A common stock issued to the Sponsor prior to Holicity’s initial public offering and registered for sale by the Selling Securityholders; (iii) up to an aggregate of 92,277,793 shares of Class A common stock that were issued to certain affiliates of Astra (collectively, the “Astra Affiliates”) pursuant to the Business Combination Agreement (as defined herein); (iv) up to an aggregate 56,239,188 shares of Class A common stock issuable upon conversion (on a one-for-one basis) of shares of our Class B common stock, par value $0.0001 per share (“Class B Common Stock”) held by certain Selling Securityholders and (v) up to an aggregate of 7,676,261 shares of our Class A common stock issued in connection with our acquisition of Apollo Fusion, Inc. (“Apollo Fusion”), which closed on July 1, 2021 comprised of (x) 2,558,744 shares of our Class A common stock (the “Initial Apollo Shares”) issued to certain of the Selling Securityholders on July 1, 2021, in connection with our merger with Apollo Fusion, Inc. (“Apollo Fusion”) and (y) 5,117,517 additional shares of our Class A common stock (the “Additional Apollo Shares”) which may be issued to certain of the Selling Securityholders assuming (a) the achievement of all remaining performance milestones set forth in the Apollo Fusion Merger Agreement (as defined herein), (b) we elect to pay all future milestone consideration in shares of our Class A common stock as required by the terms the Apollo Fusion Merger Agreement, and (c) the per share price used to calculate the number of shares of our Class A common stock to be issued is $11.7243, which is the same per share price used to calculate the number of Initial Shares issued to the Selling Securityholders. The Additional Shares have not been earned and are not currently outstanding. The actual number of Additional Shares issued to the selling stockholders could be materially greater or less than 5,117,517 shares of Class A common stock depending whether and to what extent the future performance milestones are met and/or the actual average closing price of our Class A common stock at the time such milestones are achieved. The Prospectus and this prospectus supplement also cover any additional securities that may become issuable by reason of share splits, share dividends or other similar transactions.

Our Class A common stock is listed on Nasdaq under the symbol “ASTR”. On February 18, 2022, the closing price of our Class A common stock was $3.28 per share.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 15 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 22, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 22, 2022

Astra Space, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-39426	85-1270303
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1900 Skyhawk Street Alameda, California		94501
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (866) 278-7217

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	ASTR	NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01 Other Events.

On February 22, 2022, Astra Space, Inc. (the “Company”) wrote a blog post, outlining the process it employs to investigate an anomaly that occurs in connection with a launch. The blog post is available on the Company’s website at www.astra.com. A copy of the blog post is included in this current report on Form 8-K as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Blog Post issued by Astra Space, Inc. on February 22, 2022

104	Cover Page Interactive Data File (embedded with the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 22, 2022	Astra Space, Inc.

	By:	/s/ Kelyn Brannon
	Name:	Kelyn Brannon
	Title:	Chief Financial Officer

Exhibit 99.1

Post-Launch Investigation: What We’re Doing

By Andrew Griggs, Senior Director, Mission Management & Assurance at Astra

Earlier this month, we launched for the first time out of Cape Canaveral. While this mission represented historic firsts for Astra, we experienced an anomaly during flight and were unable to deliver the payload to orbit. We deeply regret the loss of the mission and are working to investigate and identify the root cause of the issue. While our current investigation is ongoing, I wanted to share a little more about our process for investigating issues in flight.

The Federal Aviation Administration (FAA) authorized Astra to lead the investigation, is providing oversight to ensure any public safety issues are identified and addressed, and will approve the final report. Astra is executing our FAA-approved investigation plan, in addition to industry best practices, which enables us to not only determine and resolve the root cause of a failure, but look across the rest of our systems to see what else might be impacted and make those systems more robust as well. This is a rigorous process that moves rapidly from theory, to experimentation, to action.

Our launch investigation process includes four main steps, which are summarized here:

1.    Flight Data Review

As soon as a flight is complete, even for a fully successful launch, we review flight video and telemetry to compare our expectations with what actually occurred to identify any off-nominal events.

2.    Timeline Reconstruction

For any off-nominal events, we then reconstruct a timeline of launch-sequence events and telemetry which allows us to understand what happened and when. In this case, our early findings and flight video show that the first stage burn was nominal, and the anomaly occurred during the stage separation process following Main Engine Cutoff.

3.    Fault Tree Analyses

After we understand the timeline of events, we analyze all of the possible causes of any off-nominal events in order to identify a root cause. We do this by creating fault trees, which are a reliability engineering tool used to organize and analyze the most likely direct causes. We move quickly from theory to experimentation in order to test our hypotheses and narrow in on the root cause.

4.    Implementing Corrective and Preventative Actions

After we’ve identified and corrected the root cause, we then look across our system to determine how we can apply lessons learned and implement preventive actions for future missions. We view this as the most important step because it helps us continuously improve our system and increase its reliability.

It has been a little over a week since our launch. We have already completed steps 1 and 2 in our investigative process, and are currently in the process of finalizing the fault trees (step 3) and implementing corrective actions (step 4).

This investigation process is driven by our core value of learning and allows us to test and iterate at speed. We believe that the faster we are able to iterate, the more we can refine our launch system, and the faster we are able to get our customers back to the launch pad. We will share more about what we have uncovered when our investigation with the FAA is complete. Following that, we expect a safe return to launch.